Exhibit 99.2

Financial Information for the Third Quarter Ended September 30, 2017 of Kenon, IC Power and Qoros

Appendix A

Summary Kenon consolidated financial information

 Kenon Holdings Ltd
Unaudited Condensed Consolidated Statements of Financial Position

	As of
	September 30,	December 31,
	2017	2016
	$ millions
Current assets
Cash and cash equivalents	498	327
Short-term investments and deposits	50	71
Trade receivables, net	369	284
Other current assets, including derivatives instruments	40	50
Income tax receivable	14	11
Inventories	83	92
Total current assets	1,054	835
Non-current assets
Investments in associated companies	179	208
Restricted cash	61	36
Income tax receivable and tax claims	108	100
Deposits, loans and other receivables, including derivative instruments	68	60
Deferred taxes, net	24	25
Property, plant and equipment, net	3,503	3,497
Goodwill and intangible assets, net	362	377
Total non-current assets	4,305	4,303
Total assets	5,359	5,138
Current liabilities
Loans and debentures	225	483
Trade payables	260	286
Other payables, including derivative instruments	43	91
Guarantee deposits from customers	63	57
Provisions	43	119
Income tax payable	30	9
Total current liabilities	664	1,045
Non-current liabilities
Loans, excluding current portion	1,447	1,973
Debentures, excluding current portion	1,897	857
Derivative instruments	36	45
Deferred taxes, net	239	225
Trade payables	36	44
Other non-current liabilities	49	55
Total non-current liabilities	3,704	3,199
Total liabilities	4,368	4,244
Equity
Share capital	1,267	1,267
Shareholder transaction reserve	83	27
Translation reserve	1	(22)
Capital reserve	23	12
Accumulated deficit	(637)	(603)
Equity attributable to owners of the Company	737	681
Non-controlling interests	254	213
Total equity	991	894
Total liabilities and equity	5,359	5,138

Kenon Holdings Ltd
 Unaudited Condensed Consolidated Statements of Profit or Loss

	For the nine months ended		For the three months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$ millions		$ millions
Revenue	1,634	1,343	575	490
Cost of sales and services (including depreciation)	(1,277)	(1,089)	(458)	(392)
Gross profit	357	254	117	98
Selling, general and administrative expenses	(112)	(101)	(36)	(37)
Impairment of assets	(20)	(72)	-	-
Other income	69	20	5	13
Other expenses	(8)	(3)	-	(1)
Operating profit	286	98	86	73
Financing expenses	(222)	(135)	(88)	(51)
Financing income	18	11	-	3
Financing expenses, net	(204)	(124)	(88)	(48)
Provision of financial guarantees	-	(130)	-	(1)
Share in losses of associated companies, net of tax	(33)	(153)	(11)	(46)
Profit/(loss) before income taxes	49	(309)	(13)	(22)
Incomes taxes	(61)	(40)	(10)	(20)
Loss for the period	(12)	(349)	(23)	(42)
Attributable to:
Kenon’s shareholders	(34)	(363)	(23)	(47)
Non-controlling interests	22	14	-	5
Loss for the period	(12)	(349)	(23)	(42)
Basic/Diluted loss per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted loss per share	(0.64)	(6.76)	(0.43)	(0.88)

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows

	For the nine months ended
	September 30, 2017	September 30, 2016
	$ millions
Cash flows from operating activities
Loss for the period	(12)	(349)
Adjustments:
Depreciation and amortization	135	125
Financing expenses, net	204	124
Share in losses of associated companies, net of tax	33	153
Provision of financial guarantees	-	130
Impairment of assets	20	72
Bad debt expense	5	4
Other capital (gains)/loss, net	(7)	16
Share-based payments	1	1
Income taxes	61	40
	440	316
Change in inventories	8	(35)
Change in trade and other receivables	(119)	(78)
Change in trade and other payables	(42)	27
Change in provisions and employee benefits	(2)	(40)
	285	190
Income taxes paid, net	(43)	(81)
Net cash provided by operating activities	242	109

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows, continued

	For the nine months ended
	September 30, 2017	September 30, 2016
	$ millions
Cash flows for investing activities
Proceeds from sale of property, plant and equipment	5	-
Short-term deposits and loans, net	(3)	237
Business combinations, less cash acquired	-	(206)
Investment in associated company	-	(111)
Acquisition of property plant and equipment	(156)	(230)
Acquisition of intangible assets	(3)	(6)
Interest received	5	5
Sale of securities held for trade and available for sale, net	-	17
Payment to release financial guarantee	(72)	-
Energuate purchase adjustment	10	-
Sale of subsidiary, net	1	-
Insurance claim	40	-
Payment of deferred acquisition consideration	-	(2)
Net cash used in investing activities	(173)	(296)
Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(17)	(24)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	110	10
Receipt of long-term loans and issuance of debentures	1,314	766
Repayment of long-term loans and debentures	(1,004)	(404)
Short-term credit from banks and others, net	(116)	30
Bond issuance expenses	(20)	(10)
Equity issuance expenses	(9)	-
Payment of consent fee and early prepayment fee	(32)	(28)
Interest paid	(137)	(90)
Net cash provided by financing activities	89	250
Increase in cash and cash equivalents	158	63
Cash and cash equivalents at the beginning of the period	327	384
Effect of exchange rate fluctuations on balances of cash and cash equivalents	13	4
Cash and cash equivalents at end of the period	498	451

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	IC Power[1]
	Generation[2]	Distribution	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the nine months ended September 30, 2017
Total sales	1,215	419	-	-	-	1,634
Adjusted EBITDA[4]	350	61	-	(15)	-	396
Depreciation and amortization	119	16	-	-	-	135
Financing income	(6)	(9)	-	(11)	8	(18)
Financing expenses	184	24	-	22	(8)	222
Other items:
Impairment of assets	20	-	-	-	-	20
Other income	(45)	-	-	-	-	(45)
Share in (profits)/losses of associated companies	(1)	-	45	(11)	-	33
	271	31	45	-	-	347
Profit/(loss) before taxes	79	30	(45)	(15)	-	49
Income taxes	45	15	-	1	-	61
Profit/(loss) for the period	34	15	(45)	(16)	-	(12)

1.	The total assets and liabilities of IC Power are $5.2 billion and $4.1 billion as of September 30, 2017, respectively.
2.	Includes holding company.
3.	Associated company.
[4]	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution[2]	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the nine months ended September 30, 2016
Total sales	974	369	-	-	-	1,343
Adjusted EBITDA[4]	251	62	-	(18)	-	295

Depreciation and amortization	112	13	-	-	-	125
Financing income	(1)	(6)	-	(13)	9	(11)
Financing expenses	113	18	-	13	(9)	135
Other items:
Impairment of investment in associated company	-	-	-	72	-	72
Provision of financial guarantees	-	-	-	130	-	130
Share in losses of associated companies	-	-	107	46	-	153
	224	25	107	248	-	604
Profit/(loss) before taxes	27	37	(107)	(266)	-	(309)
Income taxes	30	10	-	-	-	40
Profit/(loss) for the period	(3)	27	(107)	(266)	-	(349)

1.	The total assets and liabilities of IC Power are $4.97 billion and $4.13 billion as of September 30, 2016, respectively.
2.	Includes holding company.
3.	Associated company.
[4]	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the three months ended September 30, 2017
Total sales	436	139	-	-	-	575
Adjusted EBITDA[4]	122	13	-	(5)	-	130
Depreciation and amortization	39	5	-	-	-	44
Financing income	-	-	-	(3)	3	-
Financing expenses	75	8	-	8	(3)	88
Other items:
Share in (profits)/losses of associated companies	(1)	-	21	(9)	-	11
	113	13	21	(4)	-	143
Profit/(loss) before taxes	9	-	(21)	(1)	-	(13)
Income taxes	9	1	-	-	-	10
Profit/(loss) for the period	-	(1)	(21)	(1)	-	(23)

1.	The total assets and liabilities of IC Power are $5.2 billion and $4.1 billion as of September 30, 2017, respectively.
2.	Includes holding company.
3.	Associated company.
[4]	Adjusted EBITDA is a non-IFRS measure.

	IC Power[1]
	Generation[2]	Distribution[2]	Qoros[3]	Other	Adjustments	Total
	$ Millions
For the three months ended September 30, 2016
Total sales	352	138	-	-	-	490
Adjusted EBITDA[4]	102	23	-	(4)	-	121

Depreciation and amortization	43	5	-	-	-	48
Financing income	-	(2)	-	(5)	4	(3)
Financing expenses	49	4	-	2	(4)	51
Other items:
Provision of financial guarantees	-	-	-	1	-	1
Share in losses of associated companies	-	-	36	10	-	46
	92	7	36	8	-	143
Profit/(loss) before taxes	10	16	(36)	(12)	-	(22)
Income taxes	16	4	-	-	-	20
Profit/(loss) for the period	(6)	12	(36)	(12)	-	(42)

1.	The total assets and liabilities of IC Power are $4.97 billion and $4.13 billion as of September 30, 2016, respectively.
2.	Includes holding company.
3.	Associated company.
[4]	Adjusted EBITDA is a non-IFRS measure.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses)/ earnings of associated companies		Equity in the net (losses)/ earnings of associated companies
	as of		for the nine months ended		for the three months ended
	September 30,	December 31,	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016	2017	2016
	$ millions		$ millions		$ millions
ZIM	93	82	11	(47)	10	(10)
Qoros	76	117	(45)	(107)	(21)	(36)
Others	10	9	1	1	-	-
	179	208	(33)	(153)	(11)	(46)

Contributions of Principal Operations to Loss attributable to Kenon’s Shareholders

	Nine Months ended September 30,		Three Months ended September 30,
	2017	2016	2017	2016
	$ millions		$ millions
IC Power	27	7	(1)	1
Qoros	(45)	(107)	(21)	(36)
ZIM	11	(46)	10	(10)
Impairment of ZIM	-	(72)	-	-
Provision of Financial Guarantees	-	(130)	-	-
Other	(27)	(15)	(11)	(2)
Loss attributable to Kenon’s shareholders	(34)	(363)	(23)	(47)

Appendix B

Summary IC Power unaudited consolidated financial information

IC Power’s Consolidated Statement of Income

	Nine Months ended September 30,		Three Months ended September 30,
	2017	2016	2017	2016
	US$ million	US$ million	US$ million	US$ million
Sales	1,634	1,343	577	490
Cost of sales (excluding depreciation and amortization)	(1,152)	(973)	(418)	(348)
Depreciation and amortization	(125)	(116)	(40)	(44)

Gross profit	357	254	119	98
General, selling and administrative expenses	(97)	(83)	(30)	(32)
Asset write-off	(20)	—	—	—
Other income	61	17	2	12

Operating income	301	188	91	78

Financing expenses	(208)	(131)	(84)	(53)
Financing income	15	7	1	2

Financing expenses, net	(193)	(124)	(83)	(51)
Share in income of associate, net of tax	1	—	1	—

Income before taxes	109	64	9	27

Taxes on income	(60)	(40)	(10)	(21)

Net income for the period	49	24	(1)	6

Attributable to:
Equity holders of the company	27	10	(1)	1
Non-controlling interest	22	14	—	5

Net income for the period	49	24	(1)	6

Operating Income	301	188	91	78
Depreciation and amortization	135	125	44	48
Asset write-off	20	—	—	—
Settlement over liquidated damages	(32)		—
Net gain on Kanan write-off	(8)		—	—
Working capital adjustment	(10)	—	—	—
Realization of translation effect	5	—	—	—

Adjusted EBITDA[1]	411	313	135	126

1.	Adjusted EBITDA is a non-IFRS measure.

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Nine Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016
	($ millions)
Cash flows provided by operating activities	$260	$127	$46	$72
Cash flows used in investing activities	(101)	(202)	2	(25)
Cash flows used in financing activities	38	91	90	97
Increase (decrease) in cash and cash equivalents	197	16	138	144
Cash and cash equivalents at the end of the period	429	380	429	380
Investments in property, plant and equipment	(155)	(232)	(59)	(33)
Total depreciation and amortization	135	125	44	48

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As of
	September 30, 2017	September 30, 2016	December 31, 2016
	($ millions)
Total financial liabilities[1]	$3,310	$3,085	$3,072
Total monetary assets[2]	(479)	(464)	(289)
Total equity attributable to the owners	734	621	622
Total assets	5,179	4,940	4,840

1.	Including loans from banks and others and debentures.
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of IC Power’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense, asset write-off, settlement over liquidated damages, net gain on Kanan write-off, working capital adjustment, release of accumulated translation adjustment and share in income of associated company. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Nine Months Ended September 30, 2017
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	69	20	18	(73)	15	49
Depreciation and amortization[2]	53	23	18	25	16	135
Financing expenses, net	89	18	9	62	15	193
Income tax expense	27	7	8	3	15	60
Asset Write-off	-	-	-	20	-	20
Settlement over liquidated damages	(32)	-	-	-	-	(32)
Net gain on Kanan write-off	-	-	1	(9)	-	(8)
Working capital adjustment	-	-	-	(10)	-	(10)
Release of accumulated translation adjustment	-	-	-	5	-	5
Share in income of associated company	-	-	-	(1)	-	(1)
Adjusted EBITDA	206	68	54	22	61	411

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended September 30, 2017
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other	Guatemala
Net income for the period	(3)	11	11	(19)	(1)	(1)
Depreciation and amortization[2]	18	8	4	9	5	44
Financing expenses, net	50	3	3	19	8	83
Income tax expense	1	4	3	1	1	10
Share in income of associated company	-	-	-	(1)	-	(1)
Adjusted EBITDA	66	26	21	9	13	135

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Nine Months Ended September 30, 2016
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	31	16	2	(52)	27	24
Depreciation and amortization[2]	42	20	26	24	13	125
Financing expenses, net	44	14	9	45	12	124
Income tax expense	18	2	7	3	10	40
Adjusted EBITDA	135	52	44	20	62	313

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended September 30, 2016
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income for the period	11	7	-	(24)	12	6
Depreciation and amortization[2]	17	7	10	9	5	48
Financing expenses, net	21	7	2	19	2	51
Income tax expense	10	3	3	1	4	21
Adjusted EBITDA	59	24	15	5	23	126

1.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix D

Summary operational information of IC Power’s generation assets

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associate in its power generation business as of September 30, 2017, according to segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa[3]	75%	Natural Gas, hydroelectric	1,618[4]	1,214	Greenfield
	Peru	Samay I	75%	Diesel and Natural Gas	632	474	Greenfield
Israel	Israel	OPC-Rotem	61%	Natural Gas and Diesel	466[5]	284	Greenfield
	Israel	OPC-Hadera[6]	76%	Natural Gas	18	14	Acquired
Central America	Nicaragua	Corinto	65%	HFO	71	46	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51	33	Acquired
	Nicaragua	Amayo I	61%	Wind	40	24	Acquired
	Nicaragua	Amayo II	61%	Wind	23	14	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179	179	Acquired
	El Salvador	Nejapa	100%	HFO	140	140	Original Inkia Asset
	Panama	Kanan[7]	100%	—	—	—	Greenfield
Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153	133	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58	58	Acquired
	Dominican Republic	CEPP	97%	HFO	67	65	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60	60	Original Inkia Asset
	Panama	Pedregal[8]	21%	HFO	54	11	Original Inkia Asset

	Total Operating Capacity				3,858	2,977

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.
4.	Includes 10MW in capacity contributed by the CDA Mini Hydro plant, which reached its commercial operation date in October 2017.
5.	Based on OPC-Rotem’s generation license.
6.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of OPC-Hadera), based upon a plant with 148 MW of capacity (based on the plant’s generation license). Construction commenced in June 2016 and commercial operations are expected to commence by early 2019.

7.
Kanan’s barges (representing 92 MW) have been placed offline and the assets have been written off as a result of a fire that occurred in April 2017. Kanan has entered into an agreement to replace the barges damaged in the fire through the purchase of the Esperanza barge, which is expected to be relocated and operational during Q1 2018.

8.
Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associate.

Appendix E

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended September 30, 2017
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$151	$86	$54	$1,052	$976
Samay I	75	73	67	12	406	386
Israel segment
OPC-Rotem	61	93	65	26	382	355
OPC-Hadera	76	4	4	—	118	77
Central America segment
ICPNH[4]	61-65	25	18	8	75	62
Puerto Quetzal	100	8	7	1	-	(6)
Nejapa	100	20	15	5	—	(13)
Cenérgica	100	1	—	—	—	(2)
Kanan	100	18	10	7	38	13
Guatemel	100	2	2	—	—	(2)
Other segment
COBEE	100	9	3	5	80	62
Central Cardones	87	2	—	2	35	29
Colmito	100	6	4	—	17	15
CEPP	97	8	8	2	13	12
JPPC	100	15	12	2	—	(3)
RECSA	100	—	—	—	5	4
Holdings[5]
IC Power Distribution Holdings	100	—	—	—	—	—
Inkia & Other[6]	100	1	—	(1)	448	397
OPC Energy	76	—	—	—	90	(20)
IC Power & Other[7]	100	—	—	(1)	111	65
DISTRIBUTION
DEORSA	93	63	51	7	182	174
DEOCSA	91	78	66	6	258	250
TOTAL		$577	$418	$135	$3,310	$2,831

1.
Adjusted EBITDA for each entity for the period is defined as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense, release of accumulated translation adjustment and share in income of associated company.

2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

6.	Outstanding debt includes $448 million of debt of Inkia.
7.	Includes $12 million of IC Power’s outstanding debt and $99 million of debt of IC Power’s subsidiary Overseas Investment Peru.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended September 30, 2017:

	Kallpa[1]	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal

Net income (loss)	$(5)	$2	$12	$(1)	$3	$—
Depreciation and amortization	14	4	7	1	3	1
Finance expenses, net	45	5	3	—	1	1
Income tax expense (benefit)	—	1	4	—	1	(1)

Adjusted EBITDA	$54	$12	$26	$—	$8	$1

1.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$3	$—	$5	$—	$2	$1	$—
Depreciation and amortization	—	—	—	—	1	2	—
Finance expenses, net	—	—	1	—	1	—	—
Income tax expense	2	—	1	—	1	(1)	—

Adjusted EBITDA	$5	$—	$7	$—	$5	$2	$—

	CEPP	JPPC	RECSA	IC Power Distribution Holdings	Inkia & Other	OPC Energy	IC Power & Other

Net income (loss)	$—	$1	$—	$—	$(14)	$(1)	$(8)
Depreciation and amortization	1	1	—	—	4	—	—
Finance expenses, net	—	—	—	—	10	1	7
Income tax expense	1	—	—	—	—	—	—
Share in income of associated company	—	—	—	—	(1)	—	—
Adjusted EBITDA	$2	$2	$—	$—	$(1)	$—	$(1)

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$(2)	$1	$(1)
Depreciation and amortization	3	2	44
Finance expenses, net	5	3	83
Income tax expense	—	1	10
Share in income of associated company	—	—	(1)

Adjusted EBITDA	$6	$7	$135

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of September 30, 2017.
	Kallpa[1]	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan

Total debt	$1,052	$406	$382	$118	$75	$-	$-	$—	$38
Cash	76	20	27	41	13	6	13	2	25

Net Debt	$976	$386	$355	$77	$62	$(6)	$(13)	$(2)	$13

1.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil[1]	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$80	$35	$17	$13	$-	$-	$5	$—	$448
Cash	2	18	6	2	1	3	1	1	—	50

Net Debt	$(2)	$62	$29	$15	$12	$(3)	$(1)	$4	$—	$398

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	OPC Energy	IC Power & Other	DEOCSA	DEORSA	Total IC Power
		($ millions)
Total debt	$90	$111	$258	$182	$3,310
Cash	110	46	8	8	479

Net debt	$(20)	$65	$250	$174	$2,831

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the three months ended September 30, 2016:

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa[4]	75	$123	$74	$53	$1,012	$953
Samay I	75	15	7	6	339	316
Israel segment
OPC-Rotem	80	83	62	23	380	319
OPC-Hadera	100	6	4	1	—	(14)
Central America segment
ICPNH[5]	61-65	23	17	5	91	80
Puerto Quetzal	100	13	13	3	18	14
Nejapa	100	21	16	3	4	(8)
Cenérgica	100	8	3	2	1	(1)
Kanan	100	16	15	2	55	52
Guatemel	100	2	1	—	—	(1)
Other segment
COBEE	100	8	4	3	70	52
Central Cardones	87	3	1	2	35	33
Colmito	100	5	5	1	17	15
CEPP	97	9	7	1	11	7
JPPC	100	13	9	2	6	4
Surpetroil	—	3	2	(1)	2	1
RECSA	100	1	—	(1)	5	4
Holdings
IC Power Distribution Holdings	100	—	—	—	119	119
Inkia & Other[6]	100	1	—	(1)	448	368
OPC Energy	100	—	—	—	55	35
IC Power & Other[7]	100	—	—	(1)	109	(17)
DISTRIBUTION
DEORSA	93	60	48	11	122	115
DEOCSA	91	77	60	12	186	175

TOTAL		$490	$348	$126	$3,085	$2,621

1.
“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense, asset write-off, settlement over liquidated damages, net gain on Kanan write-off, working capital adjustment, release of accumulated translation adjustment and share in income of associated company.

2.	Includes short-term and long-term debt and excludes loans and notes owed to our parent company.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to our parent company, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.
5.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
6.	Outstanding debt includes $448 million of debt of Inkia.
7.	Includes $12 million of IC Power’s outstanding debt; and $97 million of debt of IC Power’s subsidiary Overseas Investment Peru.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended September 30, 2016:

	Kallpa[1]	Samay I	OPC	AIE	ICPNH	Puerto Quetzal

Net income (loss)	$14	$(3)	$7	$—	$—	$1
Depreciation and amortization	13	4	7	—	3	1
Finance expenses, net	15	6	6	1	2	—
Income tax expense (benefit)	11	(1)	3	—	—	1

Adjusted EBITDA	$53	$6	$23	$1	$5	$3

1.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$1	$2	$(4)	$—	$1	$—	$1
Depreciation and amortization	1	—	5	—	1	1	—
Finance expenses, net	—	—	—	—	1	—	—
Income tax expense	1	—	1	—	—	1	—

Adjusted EBITDA	$3	$2	$2	$—	$3	$2	$1

	CEPP	JPPC	Surpetroil[1]	RECSA	IC Power Distribution Holdings	Inkia & Other	OPC Energy	IC Power & Other
			($ millions)
Net income (loss)	$1	$1	$(1)	$—	$(2)	$(16)	$(1)	$(8)
Depreciation and amortization	—	1	—	(1)	—	7	—	—
Finance expenses, net	—	—	—	—	2	8	1	7

Adjusted EBITDA	$1	$2	$(1)	$(1)	$—	$(1)	$—	$(1)

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$7	$5	$6
Depreciation and amortization	2	3	48
Finance expenses, net	1	1	51
Income tax expense	2	2	21

Adjusted EBITDA	$12	$11	$126

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of September 30, 2016.

	Kallpa[1]	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan

Total debt	$1,012	$339	$380	$—	$91	$18	$4	$1	$55
Cash	59	23	61	14	11	4	12	2	3

Net Debt	$953	$316	$319	$(14)	$80	$14	$(8)	$(1)	$52

1.	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$70	$35	$17	$11	$6	$2	$5	$119	$448
Cash	1	18	2	2	4	2	1	1	—	80

Net Debt	$(1)	$52	$33	$15	$7	$4	$1	$4	$119	$368

	OPC Energy	IC Power & Other	DEOCSA	DEORSA	Total IC Power
		($ millions)
Total debt	$55	$109	$186	$122	$3,085
Cash	20	126	11	7	464
Net debt	35	(17)	175	115	2,621

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

	For the nine months ended		For the three months ended
In millions of RMB	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenue	984	1,718	306	607
Cost of sales	(1,248)	(2,176)	(397)	(824)

Gross profit	(264)	(458)	(91)	(217)
Other income	313	66	4	35
Research and development expenses	(81)	(123)	(1)	(41)
Selling, general and administrative expenses	(316)	(578)	(115)	(176)
Other expenses	(11)	(12)	(2)	(5)
(Loss)/Profit from operation	(359)	(1,105)	(205)	(404)
Finance income	8	50	2	-
Finance costs	(259)	(300)	(82)	(61)
Net finance cost	(251)	(250)	(80)	(61)
Loss for the period	(610)	(1,355)	(285)	(465)

Qoros’ Consolidated Statement of Financial Position

	As of September 30,	As of December 31,
In millions of RMB	2017	2016
Assets
Property, plant and equipment	4,062	4,219
Intangible assets	4,301	4,323
Prepayments for purchase of equipment	10	1
Lease prepayments	196	199
Trade and other receivables	92	92
Pledged deposits	-	8
Equity-accounted investees	2	2
Non-current assets	8,663	8,844
Inventories	210	322
VAT recoverable	844	808
Available for sale financial assets	-	100
Trade and other receivables	66	60
Prepayments	67	13
Pledged deposits	28	36
Cash and cash equivalents	327	465

Current assets	1,542	1,804

Total assets	10,205	10,648

Equity
Paid-in capital	10,425	10,425
Reserves	54	54
Accumulated losses	(10,643)	(10,033)

Total equity	(164)	446

Liabilities
Loans and borrowings	4,268	4,249
Deferred income	164	412
Trade and other payables	1,111	112
Provision	55	56

Non-current liabilities	5,598	4,829

Loans and borrowings	2,517	2,641
Trade and other payables	2,240	2,685
Deferred income	14	47

Current liabilities	4,771	5,373

Total liabilities	10,369	10,202

Total equity and liabilities	10,205	10,648

Appendix G

Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

This press release presents the Adjusted EBITDA of Qoros, which is a financial metric considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

Qoros defines “Adjusted EBITDA” for each period as net loss for the period, excluding net finance costs, depreciation and amortization and other income relating to license rights. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the nine months ended		For the three months ended
In millions of RMB	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net loss for the period	(610)	(1,355)	(285)	(465)
Net finance costs	251	250	80	61
Depreciation and Amortization	293	613	90	254
Other income – license rights	(270)	-	-	-
Adjusted EBITDA	(336)	(492)	(115)	(150)